UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73253 / September 30, 2014

Admin. Proc. File No. 3-15972

In the Matter of

ALASKA GOLD CORP.,
BLAZE ENERGY CORP.,
CALL NOW, INC.,
HUNT GLOBAL RESOURCES, INC.,
IMPERIAL PETROLEUM
    RECOVERY CORPORATION, and
SULPHCO, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Alaska Gold Corp., Blaze Energy Corp., Call Now, Inc., Hunt Global Resources, Inc., Imperial Petroleum Recovery Corporation or SulphCo, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Alaska Gold Corp., Blaze Energy Corp., Call Now, Inc., Hunt Global Resources, Inc., Imperial Petroleum Recovery Corporation, and SulphCo, Inc.

---

[1]   17 C.F.R. ' 201.360(d).

[2]   *Alaska Gold Corp., Blaze Energy Corp., Call Now, Inc., Hunt Global Res., Inc., Imperial Petroleum Recovery Corp., and SulphCo, Inc.*, Initial Decision Rel. No. 645 (Aug. 1, 2014), 109 SEC Docket 09, 2014 WL 3778224. The stock symbols and Central Key Index numbers are: AKGC and 1318196 for Alaska Gold Corp.; BLZE and 1442215 for Blaze Energy Corp.; CLNW and 869484 for Call Now, Inc.; HGCO and 1377318 for Hunt Global Resources, Inc.; IRECQ and 1020448 for Imperial Petroleum Recovery Corporation; and SLPHQ and 1096560 for SulphCo, Inc.

The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Alaska Gold Corp., Blaze Energy Corp., Call Now, Inc., Hunt Global Resources, Inc., Imperial Petroleum Recovery Corporation, and SulphCo, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 645
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15972

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ALASKA GOLD CORP., BLAZE ENERGY CORP., CALL NOW, INC., HUNT GLOBAL RESOURCES, INC., IMPERIAL PETROLUEM RECOVERY CORPORATION, METROPOLITAN MINES CORPORATION, LIMITED, and SULPHCO, INC.	:	INITIAL DECISION MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT August 1, 2014

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Alaska Gold Corp. (AKGC),[1] Blaze Energy Corp. (BLZE), Call Now, Inc. (CLNW), Hunt Global Resources, Inc. (HGCO), Imperial Petroleum Recovery Corporation (IRECQ), Metropolitan Mines Corporation, Limited (MEMLA), and SulphCo, Inc. (SLPHQ) (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on July 16, 2014, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each

---

[1] The short form of each issuer's name is also its stock symbol.

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by July 18, 2014.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

AKGC (CIK No. 1318196)[3] is a defaulted Nevada corporation located in Henderson, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AKGC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 29, 2012, which reported a net loss of $2,996,130 for the prior nine months. As of July 14, 2014, the common stock of AKGC was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") (OTC Link), had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

BLZE (CIK No. 1442215) is a void Delaware corporation located in Boise, Idaho, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BLZE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2013, which reported a net loss of $41,048 for the prior nine months. Prior to the September 30, 2013 Form 10-Q, BLZE had not filed any periodic reports since it filed a Form 10-Q on December 8, 2008 for the period ended September 30, 2008. As of July 14, 2014, the common stock of BLZE was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CLNW (CIK No. 869484) is a defaulted Nevada corporation located in Selma, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CLNW is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss attributable to CLNW of $714,960 for the prior six months. As of July 14, 2014, the common stock of CLNW was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

HGCO (CIK No. 1377318) is a noncompliant Colorado corporation located in The Woodlands, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). HGCO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which

---

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

reported a net loss of $8,006,473 for the prior three months. As of July 14, 2014, the common stock of HGCO was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

IRECQ (CIK No. 1020448) is a defaulted Nevada corporation located in The Woodlands, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IRECQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended October 31, 2011, which reported a net loss of $941,982 for the prior twelve months. On January 31, 2013, IRECQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Texas, which was converted to a Chapter 11 proceeding on April 4, 2013, and was still pending as of July 14, 2014. As of July 14, 2014, the common stock of IRECQ was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MEMLA (CIK No. 65381) is an Idaho corporation located in Wallace, Idaho, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MEMLA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended May 31, 1997, which reported a net loss of $77,038 for the year. As of July 14, 2014, the common stock of MEMLA was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SLPHQ (CIK No. 1096560) is a revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SLPHQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss of $1,329,765 for the prior six months. On September 16, 2011, SLPHQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Texas, which was still pending as of July 10, 2014. As of July 14, 2014, the common stock of SLPHQ was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95

SEC Docket 13488; <u>Impax Labs., Inc.</u>, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; <u>America's Sports Voice, Inc.</u>, Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, <u>recon. denied</u>, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; <u>Eagletech Commc'ns, Inc.</u>, Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

<u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); <u>accord</u> <u>e-Smart Techs., Inc.</u>, 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." <u>e-Smart Techs., Inc.</u>, 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j) :

the REGISTRATION of the registered securities of Alaska Gold Corp. is REVOKED;

the REGISTRATION of the registered securities of Blaze Energy Corp. is REVOKED;

the REGISTRATION of the registered securities of Call Now, Inc., is REVOKED;

the REGISTRATION of the registered securities of Hunt Global Resources, Inc., is REVOKED;

the REGISTRATION of the registered securities of Imperial Petroleum Recovery Corporation is REVOKED;

the REGISTRATION of the registered securities of Metropolitan Mines Corporation, Limited, is REVOKED; and

the REGISTRATION of the registered securities of SulphCo, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[4]

_____
Carol Fox Foelak
Administrative Law Judge

---

[4] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13-14 & n.28 (Oct. 17, 2013); see also David Mura, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).